FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2011

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled,” AUO Reports 1Q2011 Financial Results”, dated April 27, 2011.
2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2011 Results”, dated April 27, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 27, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

News Release
AU Optronics Corp. Reports 1Q2011 Financial Results

Issued by: AU Optronics Corp.
Issued on: Apr. 27, 2011

Hsinchu, Taiwan, Apr. 27, 2011 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the first quarter of 2011(1).

AUO posted consolidated revenue of NT$93,230 million (US$3,171 million) (2), down 9.1% from the previous quarter. Gross profit was at -NT$6,270 million (-US$213 million), with the gross margin of -6.7%. Operating loss was at NT$14,227 million (US$484 million), with the operating margin of -15.3%. AUO’s net loss for the first quarter was at NT$13,899 million (US$473 million). Net loss attributable to equity holders of the parent company was NT$13,978 million (US$475 million), with basic EPS of -NT$1.58 per common share (-US$0.54 per ADR).

1Q2011 Result Highlights

AUO’s unaudited consolidated results for the first quarter of 2011 were highlighted as below:
•	Revenue of NT$93,230 million, down 9.1% quarter-over-quarter
•	Net loss of NT$13,899 million
•	Basic EPS of -NT$1.58 per common share
•	Gross margin of -6.7%
•	Operating margin of -15.3%
•	EBITDA (3) margin of 8.8%

In the first quarter of 2011, shipments for AUO's large-sized panels exceeded 28.4 million units, up 1.3% quarter-over-quarter and 4.3% year-over-year. Meanwhile, shipments of small and medium-sized panels reached around 43.5 million units, down 17.8% quarter-over-quarter and 23.7% year-over-year.

“Owing to the weaker-than-expected TV panel prices and the currency influence of NT dollar appreciation, AUO’s operating performance in the first quarter of 2011 fell short of expectations,” said Mr. Andy Yang, Chief Financial Officer of AUO.

Since the first quarter of 2011, prices for IT panels have stopped declining and moved upward gradually.  Looking into the second quarter, there are chances for TV panel prices to start to bottom out and the Company expects the capacity utilization rates to improve quarter over quarter. Meanwhile, AUO will aggressively adjust its product portfolio and expects to see sequential growths on the high-end products, such as panels for smartphones, tablet PCs, LED and 3D related products, which hopes to help the Company to achieve higher revenue scale and better profitability.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD29.40:USD1 based on Federal Reserve Bank of New York, USA as of Mar. 31, 2011.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 71 inches. AUO generated NT$467.2 billion in sales revenue in 2010 (US$16 billion) with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

* 2010 year end revenue converted at an exchange rate of NTD29.14:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

AU Optronics Corp.
First Quarter 2011 Results Investor Conference

2011

April 27, 2011

AUO Proprietary and Confidential

                               Safe Harbor Notice

[]  The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
    States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]  Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]  In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
    China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

[]  Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]  Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
    December, 2009 filed with the United States Securities and Exchange
    Commission.

2 AUO Proprietary and Confidential

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data
---------------------------------------------- -------- --------- -------- ------- --------- -------
                                          1Q'11              4Q'10         QoQ %       1Q'10
                                      ----------------- ------------------ ------- --------- -------
Net Sales                             93,230    100.0%  102,605    100.0%   (9.1%) 111,564   100.0%
Cost of Goods Sold                    (99,500) (106.7%) (107,142) (104.4%)  (7.1%) (97,294)  (87.2%)
                                      ======== ======== ========= ======== ======= ========= =======
Gross Profit (Loss)                   (6,270)   (6.7%)    (4,537)  (4.4%)    38.2% 14,270    12.8%
Operating Expenses                    (7,957)   (8.5%)   (6,543)   (6.4%)    21.6%  (6,141)  (5.5%)
                                      ======== ======== ========= ======== ======= ========= =======
Operating Income (Loss)               (14,227) (15.3%)   (11,080) (10.8%)    28.4%  8,129     7.3%
Net Non-operating Expenses              (364)   (0.4%)     (296)   (0.3%)    23.1%   (454)   (0.4%)
                                      ======== ======== ========= ======== ======= ========= =======
Income(Loss) before Tax               (14,591) (15.7%)   (11,375) (11.1%)    28.3%  7,675     6.9%
                                      ======== ======== ========= ======== ======= ========= =======
Net Income (Loss)                     (13,899) (14.9%)   (11,339) (11.1%)    22.6%  7,274     6.5%
                                      ======== ======== ========= ======== ======= ========= =======
Attributable to:
 Equity holders of the parent company (13,978) (15.0%)  (11,465)  (11.2%)    21.9%  7,103      6.4%
 Minority interest                       79       0.1%     126       0.1%  (37.4%)    172      0.2%
                                      ======== ======== ========= ======== ======= ========= =======
Net Income (Loss)                     (13,899) (14.9%)   (11,339) (11.1%)    22.6%  7,274     6.5%
                                      ======== ======== ========= ======== ======= ========= =======
Basic EPS (NT$)(a)                   (1.58)             (1.30)             21.9%   0.80
Operating Income + D and A           8,163     8.8%    10,942    10.7%   (25.4%) 30,842    27.6%
Unit Shipments (mn)(b)
 Large Size Panels                       28.4               28.0              1.3%    27.2
 Small and Medium Size Panels            43.5               52.9           (17.8%)    57.0

-- Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 1Q11, in 4Q10 and in 1Q10) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3 AUO Proprietary and Confidential

Consolidated Balance Sheet Highlights

-- Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt referts to all interest bearing debt maturing within one year

(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then Multiplying by 365 days

Consolidated Cash Flow Highlights

Amount : NT$ Million
                               1Q'11    4Q'10    QoQ
                               -------- -------- --------
From Operating Activities      (11,242)   14,457 (25,700)
 Net Loss                      (13,899) (11,339)  (2,560)
 Depreciation and Amortization  22,389   22,022      367
 Net Change in Working Capital (19,543)    6,545 (26,088)
============================== ======== ======== ========
From Investing Activities      (15,350) (26,571)  11,222
 Capital Expenditure           (13,845) (27,612)  13,767
============================== ======== ======== ========
From Financing Activities         6,970   15,512  (8,542)
 Net Change in Debt               6,604   15,149  (8,544)
============================== ======== ======== ========
Net Change in Cash(a)        (19,936)    4,326 (24,262)

-- Unaudited, prepared by AUO on a consolidated basis

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

5 AUO Proprietary and Confidential

Consolidated Revenues by Application

-- Unaudited, prepared by AUO on a consolidated basis

6 AUO Proprietary and Confidential

Large Panel -- ASP by Unit

--  Unaudited, prepared by AUO on a consolidated basis

--  Large size refers to panels that are 10 inches and above

--  Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

7 AUO Proprietary and Confidential

Consolidated Shipments and ASP by Area

--  Unaudited, prepared by AUO on a consolidated basis

--  ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
    Finance of each respective quarter

8 AUO Proprietary and Confidential

Consolidated Small and Medium Panel Shipments and Revenues

--  Unaudited, prepared by AUO on a consolidated basis

--  Small and Medium size refers to panels that are under 10 inches

9 AUO Proprietary and Confidential

11 AUO Proprietary and Confidential

Capacity by Fab

-- Capacity based on monthly glass substrate input

                                  WWW.AUO.COM

                                   IR@AUO.COM

AU OPTRONICS CORP. CONSOLIDATED BALANCE SHEET March 31, 2011 and 2010 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )
	March 31, 2011			March 31, 2010		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,366	69,563	11.4	88,249	13.8	(18,686)	(21.2)
Notes & Accounts Receivables	2,156	63,376	10.3	69,441	10.9	(6,065)	(8.7)
Other Current Financial Assets	72	2,104	0.3	1,001	0.2	1,104	110.3
Inventories	1,689	49,655	8.1	48,056	7.5	1,599	3.3
Other Current Assets	447	13,133	2.1	8,668	1.4	4,464	51.5
Total Current Assets	6,729	197,830	32.3	215,414	33.7	(17,584)	(8.2)

Long-term Investments	644	18,940	3.1	11,761	1.8	7,179	61.0

Fixed Assets	30,137	886,040	144.7	803,866	125.9	82,174	10.2
Less: Accumulated Depreciation	(17,489)	(514,168)	(84.0)	(415,628)	(65.1)	(98,540)	23.7
Net Fixed Assets	12,649	371,873	60.7	388,239	60.8	(16,366)	(4.2)
Other Assets	807	23,730	3.9	22,933	3.6	797	3.5
Total Assets	20,829	612,373	100.0	638,348	100.0	(25,975)	(4.1)
LIABILITIES
Short-term Borrowings	30	890	0.1	1,994	0.3	(1,104)	(55.4)
Accounts Payable	3,092	90,907	14.8	94,402	14.8	(3,494)	(3.7)
Current Installments of Long-term Borrowings	1,272	37,404	6.1	51,829	8.1	(14,426)	(27.8)
Current Financial Liabilities	25	723	0.1	1,047	0.2	(325)	(31.0)
Accrued Expense & Other Current Liabilities	1,179	34,653	5.7	34,740	5.4	(87)	(0.3)
Machinery and Equipment Payable	642	18,869	3.1	19,850	3.1	(981)	(4.9)
Total Current Liabilities	6,240	183,446	30.0	203,863	31.9	(20,417)	(10.0)
Long-term Borrowings	4,132	121,479	19.8	133,227	20.9	(11,748)	(8.8)
Bonds Payable	914	26,864	4.4	7,130	1.1	19,733	276.8
Non Current Financial Liabilities	21	614	0.1	433	0.1	181	41.8
Other Long-term Liabilities	407	11,978	2.0	10,938	1.7	1,040	9.5
Total Long-term Liabilities	5,474	160,935	26.3	151,729	23.8	9,206	6.1
Total Liabilities	11,714	344,381	56.2	355,591	55.7	(11,210)	(3.2)
SHAREHOLDERS' EQUITY
Common Stock	3,002	88,270	14.4	88,270	13.8	0	0.0
Capital Surplus	3,955	116,274	19.0	114,972	18.0	1,302	1.1
Retained Earnings	1,644	48,345	7.9	62,732	9.8	(14,388)	(22.9)
Cumulative Translation Adjustments	14	400	0.1	1,116	0.2	(716)	(64.1)
Unrealized Gain on Financial Products	18	529	0.1	817	0.1	(289)	(35.3)
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)	－
Minority Interest	482	14,175	2.3	14,848	2.3	(673)	(4.5)
Total Shareholders' Equity	9,115	267,992	43.8	282,756	44.3	(14,764)	(5.2)
Total Liabilities & Shareholders' Equity	20,829	612,373	100.0	638,348	100.0	(25,975)	(4.1)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.40 per USD as of March 31, 2011

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2011 and 2010 and December 31, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
	1Q 2011	% of	1Q 2010	YoY	1Q 2011	% of	4Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,171	93,230	100.0	111,564	(16.4)	3,171	93,230	100.0	102,605	(9.1)
Cost of Goods Sold	3,384	99,500	106.7	97,294	2.3	3,384	99,500	106.7	107,142	(7.1)
Gross Profit (Loss)	(213)	(6,270)	(6.7)	14,270	－	(213)	(6,270)	(6.7)	(4,537)	38.2
Operating Expenses	271	7,957	8.5	6,141	29.6	271	7,957	8.5	6,543	21.6
Operating Income (Loss)	(484)	(14,227)	(15.3)	8,129	－	(484)	(14,227)	(15.3)	(11,080)	28.4
Net Non-Operating Expense	(12)	(364)	(0.4)	(454)	(19.9)	(12)	(364)	(0.4)	(296)	23.1
Income (Loss) before Income Tax	(496)	(14,591)	(15.7)	7,675	－	(496)	(14,591)	(15.7)	(11,375)	28.3
Income Tax Benefit (Expense)	24	692	0.7	(401)	－	24	692	0.7	37	1,792.1
Net Income (Loss)	(473)	(13,899)	(14.9)	7,274	－	(473)	(13,899)	(14.9)	(11,339)	22.6
Attributable to:
Equity Holders of The Parent Company	(47)	(13,978)	(15.0)	7,103	－	(475)	(13,978)	(15.0)	(11,465)	21.9
Minority Interest	3	79	0.1	172	(54.1)	3	79	0.1	126	(37.4)
Net Income (Loss)	(473)	(13,899)	(14.9)	7,274	－	(473)	(13,899)	(14.9)	(11,339)	22.6
Basic Earnings Per Share	(0.05)	(1.58)		0.80		(0.05)	(1.58)		(1.30)
Basic Earnings Per ADR(3)	(0.54)	(15.83)		8.05		(0.54)	(15.83)		(12.99)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:
(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.40 per USD as of March 31, 2011
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. CONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended March 31, 2011 and 2010 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
	1Q 2011		1Q 2010
Cash Flow from Operating Activities:	USD	NTD	NTD

Net Income (Loss)	(473)	(13,899)	7,274
Depreciation & Amortization	762	22,389	22,712
Investment Gain under Equity Method	(7)	(199)	(264)
Changes in Working Capital	(665)	(19,543)	(16,399)
Changes in Others	0	8	(562)
Net Cash Provided(Used) by Operating Activities	(382)	(11,242)	12,763
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(471)	(13,845)	(22,792)
Proceeds from Disposal of Property, Plant and Equipment	0	3	5
Increase in Long-term Investments and AFS Investments	(25)	(742)	(223)
Proceeds from Disposal of Long-term Investments and AFS Investments	0	0	128
Decrease in Restricted Cash in Banks	0	7	293
Increase in Deferred Assets and Intangible Assets	(21)	(604)	(480)
Increase in Other Assets	(6)	(169)	(38)
Net Cash Used in Investing Activities	(522)	(15,350)	(23,107)
Cash Flow from Financing Activities:
Increase (Decrease) in Short-term Borrowings	(10)	(293)	42
Increase in Guarantee Deposits	15	433	3
Increase in Long-term Borrowings and Bonds Payable	235	6,898	12,124
Change in Minority Interest	(2)	(67)	733
Net Cash Provided by Financing Activities	237	6,970	12,903
Change in Consolidated Entity	0	0	(113)
Effect of Exchange Rate Changes on Cash	(11)	(314)	360
Net Increase (Decrease) in Cash and Cash Equivalents	(678)	(19,936)	2,805
Cash and Cash Equivalents at Beginning of Period	3,044	89,498	85,443
Cash and Cash Equivalents at End of Period	2,366	69,563	88,249

Note:
(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.40 per USD as of March 31, 2011

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET March 31, 2011 and 2010 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )
	March 31, 2011			March 31, 2010		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,118	32,868	6.2	60,619	10.7	(27,751)	(45.8)
Notes & Accounts Receivables	2,005	58,938	11.2	66,615	11.7	(7,677)	(11.5)
Other Current Financial Assets	34	995	0.2	825	0.1	170	20.6
Inventories	1,287	37,836	7.2	37,683	6.6	153	0.4
Other Current Assets	382	11,226	2.1	8,202	1.4	3,024	36.9
Total Current Assets	4,825	141,864	26.8	173,944	30.6	(32,080)	(18.4)
Long-term Investments	2,400	70,560	13.4	58,038	10.2	12,522	21.6
Fixed Assets	24,415	717,786	135.8	670,074	117.8	47,713	7.1
Less: Accumulated Depreciation	(14,362)	(422,257)	(79.9)	(354,825)	(62.4)	(67,432)	19.0
Net Fixed Assets	10,052	295,529	55.9	315,248	55.4	(19,719)	(6.3)
Other Assets	696	20,459	3.9	21,645	3.8	(1,185)	(5.5)
Total Assets	17,973	528,412	100.0	568,875	100.0	(40,463)	(7.1)
LIABILITIES
Accounts Payable	2,905	85,404	16.2	93,975	16.5	(8,572)	(9.1)
Current Installments of Long-term Borrowings	1,090	32,033	6.1	44,694	7.9	(12,661)	(28.3)
Current Financial Liabilities	17	487	0.1	828	0.1	(341)	(41.2)
Accrued Expense & Other Current Liabilities	811	23,844	4.5	25,080	4.4	(1,236)	(4.9)
Machinery and Equipment Payable	525	15,441	2.9	15,865	2.8	(424)	(2.7)
Total Current Liabilities	5,347	157,208	29.8	180,441	31.7	(23,233)	(12.9)
Long-term Borrowings	3,018	88,740	16.8	113,108	19.9	(24,368)	(21.5)
Bonds Payable	913	26,829	5.1	7,000	1.2	19,829	283.3
Non Current Financial Liabilities	20	602	0.1	415	0.1	187	44.9
Other Long-term Liabilities	41	1,216	0.2	2	0.0	1,215	73811.4
Total Long-term Liabilities	3,993	117,387	22.2	120,525	21.2	(3,138)	(2.6)
Total Liabilities	9,340	274,595	52.0	300,966	52.9	(26,371)	(8.8)
SHAREHOLDERS' EQUITY
Common Stock	3,002	88,270	16.7	88,270	15.5	0	0.0
Capital Surplus	3,955	116,274	22.0	114,972	20.2	1,302	1.1
Retained Earnings	1,644	48,345	9.1	62,732	11.0	(14,388)	(22.9)
Cumulative Translation Adjustments	14	400	0.1	1,116	0.2	(716)	(64.1)
Unrealized Gain on Financial Products	18	529	0.1	817	0.1	(289)	(35.3)
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)	－
Total Shareholders' Equity	8,633	253,817	48.0	267,909	47.1	(14,091)	(5.3)
Total Liabilities & Shareholders' Equity	17,973	528,412	100.0	568,875	100.0	(40,463)	(7.1)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.40 per USD as of March 31, 2011

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2011 and 2010 and December 31, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2011		% of	1Q 2010	YoY	1Q 2011		% of	4Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,003	88,290	100.0	106,242	(16.9)	3,003	88,290	100.0	95,900	(7.9)
Cost of Goods Sold	3,251	95,592	108.3	94,754	0.9	3,251	95,592	108.3	102,470	(6.7)
Gross Profit (Loss)	(248)	(7,303)	(8.3)	11,488	－	(248)	(7,303)	(8.3)	(6,570)	11.2
Operating Expenses	190	5,579	6.3	4,549	22.6	190	5,579	6.3	4,446	25.5
Operating Income (Loss)	(438)	(12,881)	(14.6)	6,939	－	(438)	(12,881)	(14.6)	(11,016)	16.9
Net Non-Operating Income (Expenses)	(67)	(1,960)	(2.2)	247	－	(67)	(1,960)	(2.2)	(822)	138.5
Income (Loss) before Income Tax	(505)	(14,841)	(16.8)	7,187	－	(505)	(14,841)	(16.8)	(11,837)	25.4
Income Tax benefit (Expense)	29	864	1.0	(84)	－	29	864	1.0	373	131.8
Net Income (Loss)	(475)	(13,978)	(15.8)	7,103	－	(475)	(13,978)	(15.8)	(11,465)	21.9
Basic Earnings Per Share	(0.05)	(1.58)		0.80		(0.05)	(1.58)		(1.30)
Basic Earnings Per ADR(3)	(0.54)	(15.83)		8.05		(0.54)	(15.83)		(12.99)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:
(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.40 per USD as of March 31, 2011
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. UNCONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended March 31, 2011 and 2010 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
			1Q 2010
Cash Flow from Operating Activities:	USD	NTD	NTD

Net Income (Loss)	(475)	(13,978)	7,103
Depreciation & Amortization	637	18,725	19,540
Investment Gain (Loss) under Equity Method	44	1,300	(901)
Changes in Working Capital	(693)	(20,381)	(13,121)
Changes in Others	0	7	(407)
Net Cash Provided(Used) by Operating Activities	(487)	(14,327)	12,214
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(306)	(8,986)	(16,844)
Proceeds from Disposal of Property, Plant and Equipment	0	0	5
Increase in Long-term Investments and AFS Investments	0	0	(5,496)
Increase in Restricted Cash in Banks	0	0	(30)
Increase in Deferred Assets and Intangible Assets	(9)	(268)	(406)
Increase in Other Assets	(5)	(135)	(33)
Net Cash Used in Investing Activities	(319)	(9,388)	(22,803)
Cash Flow from Financing Activities:
Increase in Guarantee Deposits	10	307	0
Increase in Long-term Borrowings and Bonds Payable	152	4,467	13,725
Net Cash Provided by Financing Activities	162	4,774	13,725
Effect of Exchange Rate Changes on Cash	(22)	(651)	369
Net Increase (Decrease) in Cash and Cash Equivalents	(666)	(19,592)	3,505
Cash and Cash Equivalents at Beginning of Period	1,784	52,460	57,114
Cash and Cash Equivalents at End of Period	1,118	32,868	60,619

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.40 per USD as of March 31, 2011